UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 5)

SPECTRUM BRANDS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84762L204
(CUSIP Number)

PHILIP FALCONE 450 PARK AVENUE, 30TH FLOOR NEW YORK, NEW YORK 10022 (212) 339-5888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 84762L204	Page 1 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 9,003,756 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 9,003,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,003,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.40%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 2 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 9,003,756 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 9,003,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,003,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.40%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 3 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,965,592 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,965,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,965,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 84762L204	Page 4 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,965,592 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,965,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,965,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 5 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 6 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 84762L204	Page 7 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,453,850 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,453,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 8 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,969,348 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,969,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,969,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.81%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84762L204	Page 9 of 15 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 12,423,198 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 12,423,198
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,423,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.56%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 84762L204	Page 10 of 15 Pages
SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 5 to the Schedule 13D ("Amendment No. 5") is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on September 8, 2009, as amended by Amendment No. 1 filed on October 19, 2009, Amendment No. 2 filed on February 12, 2010, Amendment No. 3 filed on March 3, 2010 and Amendment No. 4 filed on April 2, 2010 (as amended, the "Schedule 13D") with respect to the Common Stock, par value $0.01 per share (the "Shares") of Spectrum Brands, Inc. (the "Issuer").  The address of the Issuer is Six Concourse Parkway, Suite 3300 Atlanta, Georgia 30328.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"As of the date hereof the Master Fund may be deemed to beneficially own 9,003,756 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 9,003,756 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 1,965,592 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 1,965,592 Shares.

As of the date hereof the Breakaway Fund may be deemed to beneficially own 1,453,850 Shares.

As of the date hereof HCP II may be deemed to beneficially own 1,453,850 Shares.

As of the date hereof HCP II GP may be deemed to beneficially own 1,453,850 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 10,969,348 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 12,423,198 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business."

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

"The parties to the Merger Agreement entered into a Second Amendment to the Merger Agreement dated as of March 26, 2010 (the “Second Merger Agreement Amendment”). The Second Merger Agreement Amendment was executed to incorporate several technical revisions to Parent’s certificate of incorporation and bylaws to be effective at the closing of the Mergers. In addition, the Second Merger Agreement Amendment clarified that approval of the stockholders of the Issuer is required only for the adoption of the Merger Agreement and not for any other aspect of the proposed transaction.  The parties to the Merger Agreement entered into a Third Amendment to the Merger Agreement dated as of April 30, 2010 (the “Third Merger Agreement Amendment”). The Third Merger Agreement Amendment was executed to incorporate further clarifying revisions to Parent’s certificate of incorporation to be effective at or prior to the closing of the Mergers.

CUSIP No. 84762L204	Page 11 of 15 Pages
SCHEDULE 13D

On April 9, 2010, the Master Fund and the Special Fund entered into another Stock Purchase Agreement (the "Second Stock Purchase Agreement") with D.E. Shaw Laminar Portfolios, L.L.C., pursuant to which the Master Fund and the Special Fund purchased from D.E. Shaw Laminar Portfolios, L.L.C. 70,400 Shares at a price of $30.44 per Share.

The foregoing description of the Second Merger Agreement Amendment, Third Merger Agreement Amendment and Second Stock Purchase Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Second Merger Agreement Amendment, Third Merger Agreement Amendment and Second Stock Purchase Agreement, copies of which are filed as Exhibit P, Exhibit Q and Exhibit R, respectively, and are incorporated herein by reference."

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"References to percentage ownerships of Shares in this Schedule 13D are based upon the 30,629,213 Shares stated to be outstanding as of February 8, 2010 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter which ended January 3, 2010.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 9,003,756 Shares, constituting 29.40% of the Shares of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,003,756 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,003,756 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 9,003,756 Shares, constituting 29.40% of the Shares of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,003,756 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to disposer direct the disposition of 9,003,756 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 1,965,592 Shares, constituting 6.42% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,965,592 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,965,592 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 1,965,592 Shares, constituting 6.42% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,965,592 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,965,592 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

CUSIP No. 84762L204	Page 12 of 15 Pages
SCHEDULE 13D

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 1,453,850 Shares, constituting 4.75% of the Shares of the Issuer.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,453,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,453,850 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 1,453,850 Shares, constituting 4.75% of the Shares of the Issuer.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,453,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,453,850 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 1,453,850 Shares, constituting 4.75% of the Shares of the Issuer.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,453,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,453,850 Shares.

HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 10,969,348 Shares, constituting 35.81% of the Shares of the Issuer.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of  10,969,348 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of  10,969,348 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 12,423,198 Shares, constituting 40.56% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,423,198 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,423,198 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit S.

(d) Not applicable.

(e) Not applicable."

CUSIP No. 84762L204	Page 13 of 15 Pages
SCHEDULE 13D

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following after the last paragraph thereof:

"See Item 4 above for a description of the Second Merger Agreement Amendment, Third Merger Agreement Amendment and the Second Stock Purchase Agreement, which are incorporated herein by reference."

Item 7.   Material to be Filed as Exhibits.

Exhibit P:	Second Merger Agreement Amendment (incorporated herein by reference from Annex A-3 of Parent’s Registration Statement on Form S-4 (File No. 333-165769) filed on March 29, 2010).

Exhibit Q:	Third Merger Agreement Amendment (incorporated herein by reference from Annex A-4 of Parent’s Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-165769) filed on May 3, 2010).

Exhibit R:	Second Stock Purchase Agreement

Exhibit S:	Transaction in the Shares

Exhibit T:	Joint Filing Agreement

CUSIP No. 84762L204	Page 14 of 15 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners LLC
By:	Harbinger Holdings, LLC, Manager
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC
By:	Harbinger Holdings, LLC, Manager
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
By:	Harbinger Capital Partners Special Situations GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

CUSIP No. 84762L204	Page 15 of 15 Pages
SCHEDULE 13D

GLOBAL OPPORTUNITIES BREAKAWAY LTD.
By:	Harbinger Capital Partners II LP
By:	Harbinger Capital Partners II GP LLC, General Partner
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP
By:	Harbinger Capital Partners II GP LLC, General Partner
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

/s/ Philip Falcone
Philip Falcone

May 4, 2010

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).